Exhibit 99.1

Attention Business/Financial Editors:
Scotiabank announces five new executive appointments

TORONTO, Oct. 28 /CNW/ – Following today’s Board of Directors meeting, Scotiabank Group announced five new executive appointments in Scotia Capital, Commercial Banking, Wealth Management, Audit, and International Banking.

“These five appointments to the executive management team are a part of our ongoing efforts to further leverage expertise across all of our businesses, ensure the highest standards, deepen relationships with our customers and meet our financial goals,” said Rick Waugh, Scotiabank President.

Stephen McDonald has been appointed Executive Managing Director, Scotia Capital and U.S. Country Head, effective November 1, 2003. Mr. McDonald was most recently with TD Bank Financial Group and held a number of senior positions including Chief Executive Officer, TD Waterhouse Group Inc., and Vice-Chairman TD Bank. He also played a significant role in TD’s U.S. corporate banking operations. “We are very pleased to have someone with Stephen’s track record and breadth of experience, particularly in the U.S., joining our team,” said Mr. Waugh. “He will be instrumental in driving forward Scotia Capital’s U.S. strategy to continue to deepen client relationships and increase our profitability and growth.”

Dieter Jentsch has been appointed Executive Vice-President, Commercial Banking. Mr. Jentsch has been with Scotiabank since 1983 and has held a number of progressively senior positions including his most recent appointment in 2001 as Managing Director & Head, Scotia Private Client Group, Wealth Management. “Dieter brings a record of achieving strong financial and customer satisfaction results in his previous positions to Canadian Commercial Banking at a time when we are looking to significantly strengthen our commercial banking business,” said Mr. Waugh.

Chris Hodgson has been appointed Executive Vice-President, Wealth Management. Mr. Hodgson joined Scotiabank in July 2003 as Senior Managing Director, Wealth Management. Today’s appointment to Executive Vice-President formalizes Mr. Hodgson’s role as a member of the executive management team and underscores the significance of Wealth Management in Scotiabank’s overall plans.

Luc Vanneste has been appointed Executive Vice-President, Audit and Chief Auditor. Mr. Vanneste joined the Bank in 1999 as Senior Vice-President and Chief Auditor. “Luc’s appointment to Executive Vice-President recognizes his experience and performance and is a sign of Scotiabank’s commitment to ensure internal control and risk management processes continue to be a top priority and are of the highest standards,” said Waugh.

Tim Hayward has been appointed Executive Vice-President and Chief Administrative Officer, International Banking. Mr. Hayward joined the Bank in 1979 and has held progressively senior roles in areas ranging from Audit, Operations, and Finance to his most recent position as Senior Vice-President and Chief Administrative Officer, International Banking. “The scale and diversification of International Banking continues to differentiate Scotiabank from our Canadian competitors. Tim’s experience will be critical as we strive to create a consistent customer experience across our international banking operations,” concluded Waugh.

“Rick and I are confident that Stephen, Dieter, Chris, Luc and Tim will form an important part of the executive team as we continue to build on our existing core strengths for future growth and success,” said Peter Godsoe, Scotiabank Chairman and CEO.

Biographies of each of the executives are available at www.scotiabank.com, in the corporate information section, accessible via the homepage.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$282 billion in assets (as at July 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

/For further information: Diane Flanagan, Scotiabank Public Affairs, (416) 866-6806, diane_flanagan(at)scotiacapital.com/
(BNS. BNS)